FOR IMMEDIATE RELEASE: April 5, 2011	PR 11-07

Paul H. Zink Joins Atna’s Board of Directors

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN / OTCBB:ATNAF) is pleased to announce that Mr. Paul H. Zink has been appointed to its Board of Directors. Mr. Zink is currently President of Eurasian Capital, the royalty and merchant banking division of Eurasian Minerals Inc. and formerly served as President and Director of International Royalty Corporation (“IRC”).

“Mr. Zink brings to the Board of Atna a strong background as a mining industry executive, banker and analyst. The Board and Management of Atna are working hard to create long-term sustainable value for its shareholders, and we feel that Mr. Zink will be a strong contributor to meeting this goal,” states James Hesketh, President  & CEO.

Mr. Zink has more than 30 years of experience in the financial and extractive industries. He began his career during a 17-year tenure with J.P. Morgan & Co., Incorporated, where he performed mining industry research and merger and acquisition analysis on mineral companies, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc. As President of IRC, Mr. Zink focused on strategic company development, investor relations and financial engineering, and he was a key member of the management team that successfully sold IRC to Royal Gold, Inc. in February, 2010. Mr. Zink graduated Phi Beta Kappa from Lehigh University with a bachelor's degree in Economics and International Relations.

For additional information on Atna Resources, please visit our website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182